Exhibit 1

                                 TEAM AGREEMENT

     This agreement is between William Spell, Harry Spell, Bruce Richard and Dick Perkins, all members of the Board of Directors of Eagle Pacific Industries, Inc.

     The purpose of this agreement is to recognize that William Spell, Harry Spell, Bruce Richard and Richard Perkins, hereafter referred to as the "team", have demonstrated that as a team their active involvement in assisting various corporations has resulted in building shareholder value and earnings. We further represent that we have dependence on one another's differing abilities, and it is critical the team continue working together with mutual motivations (hereafter also referred to as our mutual economic motivation). We further represent that to preclude any one member from losing mutual motivations through the sale by any team member of their investment in Eagle, it will require the majority approval by the group to allow any team member to sell their Eagle stock.

     Said simply, we represent this is intended to cause mutual teaming to be driven by mutual economic motivation. We further represent that this agreement is perpetual in nature so long as team members are shareholders.

     The team members hereby evidence their mutual concurrence with the terms and conditions of this Team Agreement, by signing this agreement.

Agree to:


         /s/ Harry Spell                                      2-23-98
         Harry Spell                                          Date


         /s/ William Spell                                    2-23-98
         William Spell                                        Date


         /s/ Bruce A. Richard                                 2-20-98
         Bruce Richard                                        Date


         /s/ Richard Perkins                                  2-23-98
         Richard Perkins                                      Date